

09045208

The Law Offices of

Mark Louis Greenwald

Attorney at Law

11911 Orsinger Lane

San Antonio, Texas 78230

Phone: 210.696.2550

Fax: 210. 568.6877

E-mail: mgreenwald@satx.rr.com

Board Certified in Employment Law
By The Texas Board of Legal Specialization

Licensed to Practice Law in Texas and Alaska

Wednesday, January 14, 2009

File Number: 82-35155

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
USA

SUPPL

Re: Rule 12g3-2(b) Exemption Filing for Zazu Metals Corporation

Dear Sir or Madam –

For purposes of maintaining the exemption from Section 12(g) filing requirements afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), Zazu Metals Corporation (the "*Company*") is furnishing the information listed below. The Company is a corporation organized under the laws of Canada and its common shares were listed on the Toronto Stock Exchange in December 2007.

Attached please find a copy of the information that the Company (i) has made or was required to make public pursuant to the laws of Canada, (ii) has filed or was required to file with the Toronto Stock Exchange which was made public by such exchange or (iii) has distributed or was required to distribute to its security holders.

Very Truly Yours,

Mark Louis Greenwald
Vice President and General Counsel
Zazu Metals Corporation

Company Name	Date of Filing	Document Type	File Format	File Size
Zazu Metals Corporation	Nov 7 2008	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	10 K
Zazu Metals Corporation	Nov 7 2008	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	10 K
Zazu Metals Corporation	Nov 7 2008	Interim financial statements - English	PDF	167 K
Zazu Metals Corporation	Dec 16 2008	Material change report - English	PDF	93 K
Zazu Metals Corporation	Dec 2 2008	Material change report - English	PDF	93 K
Zazu Metals Corporation	Oct 6 2008	Material change report - English	PDF	57 K
Zazu Metals Corporation	Sep 26 2008	Material change report - English	PDF	91 K
Zazu Metals Corporation	Nov 7 2008	MD&A - English	PDF	182 K
Zazu Metals Corporation	Dec 16 2008	News release - English	PDF	99 K
Zazu Metals Corporation	Dec 2 2008	News release - English	PDF	101 K
Zazu Metals Corporation	Oct 29 2008	News release - English	PDF	132 K
Zazu Metals Corporation	Oct 6 2008	News release - English	PDF	90 K
Zazu Metals Corporation	Sep 24 2008	News release - English	PDF	101 K

Form 52-109F2 - Certification of Interim Filings

I, Gil Atzmon, the Chief Executive Officer of Zazu Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zazu Metals Corporation** (the issuer) for the interim period ending **September 30, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7, 2008

Signed: "Gil Atzmon"

Gil Atzmon
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, **Ralf O. Langner, the Chief Financial Officer of Zazu Metals Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zazu Metals Corporation** (the issuer) for the interim period ending **September 30, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7, 2008

Signed: "Ralf O. Langner"

Ralf O. Langner
Chief Financial Officer

ZAZU METALS CORPORATION

Interim Financial Statements
For the 9 months ended September 30, 2008 and 2007
Unaudited
(in US dollars)


ZAZU
METALS CORPORATION

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
In U.S. dollars
(Unaudited)

	September 30, 2008	December 31, 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,729,107	$ 10,538,533
Receivables	52,103	75,410
Prepaid expenses	54,584	53,789
	5,835,794	10,667,732
Mineral properties (note 3)	25,292,387	21,533,657
Equipment (note 4)	457,209	286,212
	$ 31,585,390	$ 32,487,601
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 508,672	$ 642,761
Due to related parties (note 5)	12,816	34,875
	521,488	677,636
Future income taxes (note 6)	144,300	-
	665,788	677,636
SHAREHOLDERS' EQUITY		
Capital stock (note 7(a))	30,943,372	31,025,718
Warrants (note 7(b))	749,600	749,600
Contributed surplus (note 7(c))	674,472	674,472
Stock options (note 7(e))	2,324,100	234,900
Deficit	(3,771,942)	(874,725)
	30,919,602	31,809,965
	$ 31,585,390	$ 32,487,601

Commitments (note 10)

Approved by the Board of Directors:

"Gil Atzmon" (signed)
Gil Atzmon
Director

"Bryan Morris" (signed)
Bryan Morris
Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2008	**2007**	**2008**	**2007**
General and administrative expenses:				
Amortization	$ 1,580	$ 471	$ 4,160	$ 471
Audit and accounting	8,286	20,336	68,867	60,976
Consulting fees	116,250	77,500	386,750	137,500
Directors' fees	13,182	-	37,001	-
Incorporation costs	-	-	-	5,367
Insurance	18,296	9,469	60,639	15,344
Investor and shareholder relations	6,921	1,384	21,182	29,705
Legal fees	10,251	13,595	47,733	45,265
Office, rent and communication	33,153	11,019	95,894	16,327
Regulatory and transfer agent	5,855	9,458	26,817	13,561
Salaries and benefits	98,233	46,580	324,573	113,653
Stock based compensation (note 7(e))	356,800	-	1,831,300	-
Travel	14,730	14,011	63,596	35,990
Loss before other items	683,537	203,823	2,968,512	474,159
Other items:				
Interest income	44,738	101,567	195,587	346,679
Foreign exchange gain (loss)	(126,810)	24,693	(159,992)	31,922
Loss before taxes	(765,609)	(77,563)	(2,932,917)	(95,558)
Future income tax recovery (note 6)	437	-	35,700	-
Net loss and comprehensive loss for the period	(765,172)	(77,563)	(2,897,217)	(95,558)
Deficit, beginning of period	(3,006,770)	(175,441)	(874,725)	(157,446)
Deficit, end of period	($ 3,771,942)	($ 253,004)	($ 3,771,942)	($ 253,004)
Basic and diluted loss per share	($ 0.02)	($ 0.00)	($ 0.09)	($ 0.00)
Weighted average number of shares outstanding	30,663,771	27,951,551	30,663,771	20,417,405

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flow
In U.S. dollars
(Unaudited)

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Cash was provided by (used in):				
Operating activities				
Loss for the period	($ 765,172)	($ 77,563)	($ 2,897,217)	($ 95,558)
Items not involving cash:				
Amortization	1,580	471	4,160	471
Stock based compensation (note 7(e))	356,800	-	1,831,300	-
Future income tax recovery	(437)	-	(35,700)	-
Change in non-cash working capital (note 9)	7,326	262,029	(587,569)	50,822
	(399,903)	184,937	(1,685,026)	(44,265)
Financing activities				
Shares issued for cash	-	258,584	-	358,584
Share issuance costs	-	-	(82,346)	-
Special warrants issued for cash	-	1,437,625	-	20,082,825
Special warrants issuance costs	-	(114,166)	-	(1,562,250)
	-	1,582,043	(82,346)	18,879,159
Investing activities				
Deferred exploration costs	(2,106,547)	(898,348)	(2,702,198)	(984,740)
Purchase of equipment	(27,795)	(331,527)	(339,856)	(331,527)
Property acquisition	-	(27,575)	-	(20,276,094)
	(2,134,342)	(1,257,450)	(3,042,054)	(21,592,361)
Increase (decrease) in cash and cash equivalents	(2,534,245)	509,530	(4,809,426)	(2,757,467)
Cash and cash equivalents, beginning of period	8,263,352	7,244,520	10,538,533	10,511,517
Cash and cash equivalents, end of period	$ 5,729,107	$ 7,754,050	$ 5,729,107	$ 7,754,050

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Non-cash transactions:				
Stock based compensation capitalized to mineral properties	$ 50,100	$ -	$ 257,900	$ -
Increase in accounts payable and accrued liabilities related to mineral properties	82,845	-	453,933	-
Fair value of broker warrants issued	-	25,376	-	354,449

The accompanying notes are an integral part of these financial statements

In U.S. dollars

1. Nature of operations

Zazu Metals Corporation ("Zazu" or the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property.

2. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company as at, and for the year ended, December 31, 2007. These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2007 audited annual consolidated financial statements of the Company, except as described in (c) below.

b) Amortization

Amortization is recorded on the declining balance method at annual rates of 45% for computer equipment and 20% for office furniture and equipment. One half of the normal rate is recorded in the year of acquisition.

Some of the Company's exploration equipment is being amortized on a usage basis. Under the Company's agreement with its drilling contractor, the contractor can earn title to this exploration equipment by completing certain performance conditions. The remaining exploration equipment is being amortized on the declining balance method at an annual rate of 30%.

c) Recent accounting pronouncements

In February 2007, the CICA issued Handbook Section 1535, *Capital Disclosures* which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard effective January 1, 2008 (see note 11).

In February 2007, the CICA issued Handbook Section 3862, *Financial Instruments – Disclosure* ("Section 3862") and Handbook Section 3863, *Financial Instruments – Presentation* ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The Company adopted these standards effective January 1, 2008. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company has designated its cash and cash equivalents as available-for-sale which are

recorded at fair value. Receivables are designated as loans and receivables, which are recorded at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are recorded at amortized cost. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their immediate or short term nature.

In June 2007, the CICA issued Handbook Section 3031, *Inventories* which became effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The Company adopted this standard effective January 1, 2008 with no effect on the Company's financial statements.

In November 2007, the CICA approved new Section 3064, *Goodwill and Intangible Assets*, replacing Sections 3062, *Goodwill and Other Intangible Assets*, and 3450, *Research and Development Costs*. New Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and becomes effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company has not yet determined the effect, if any, that the adoption of this new standard will have on its financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with international financial reporting standards ("IFRS") over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Mineral properties

LIK Property, Alaska

The Company is participating in the exploration and possible development of the LIK property through a joint venture (50/50 increasing to 80/20 under certain circumstances) with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. Zazu acquired its interest in the joint venture in June 2007 by making a cash payment of $20,000,000 and granting a 2% net proceeds interest.

Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $41.8 million. As of September 30, 2008, a total of $10.9 million has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement.

Once Zazu satisfies this expenditure obligation, Teck American has a onetime election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that Zazu would become the holder of a 100% undivided interest in the LIK property subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2007	2008 Expenditures	Balance September 30, 2008
Acquisition	$ 20,276,094	$ -	$ 20,276,094
Deferred exploration			
Administration	58,720	76,149	134,869
Assays/analysis	68,221	97,155	165,376
Camp construction and supplies	167,760	279,411	447,171
Drilling	418,258	1,913,185	2,331,443
Environmental consultants	22,278	145,944	168,222
Freight and logistics	185,364	218,367	403,731
Geological consultants	239,374	246,343	485,717
Insurance	-	12,895	12,895
Maps and reports	81,363	313,377	394,740
Travel	16,225	7,366	23,591
Vehicle	-	10,638	10,638
Stock based compensation	-	257,900	257,900
	1,257,563	3,578,730	4,836,293
Future income tax	-	180,000	180,000
	$ 21,533,657	$ 3,758,730	$ 25,292,387

4. Equipment

	September 30, 2008			December 31, 2007
	Cost	Accumulated amortization	Net book value	Net book value
Exploration equipment	$ 577,231	$ 205,425	$371,806	$ 275,847
Camp equipment	12,061	1,206	10,855	-
Vehicles	50,424	7,564	42,860	-
Computer equipment	11,807	4,387	7,420	6,056
Office furniture and equipment	25,793	1,525	24,268	4,309
	$ 677,316	$220,107	$457,209	$ 286,212

5. Related party transactions

During the third quarter of 2008, the Company incurred $13,182 (2007 – nil) for directors' fees. Directors' fees for the nine months ended September 30, 2008 totalled $37,001 (2007 – nil). For the nine months ended September 30, 2008 the Company paid $15,641 (2007 – $170,377) for legal, incorporation and share issuance costs to a legal firm whose partner is a director of the Company. The Company incurred legal fees of $83,358 during the third quarter of 2007 to this legal firm. The Company did not incur any legal fees during the third quarter of 2008 to this legal firm.

The total amount payable to related parties at September 30, 2008 was $12,816 (2007 – nil). As at December 31, 2007, the Company owed $34,875. The amounts due to related parties are interest free with no specific terms of repayment.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Future income taxes

The future income tax liability relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. A portion of the future income tax liability has been offset by applying the Company's available income tax losses.

7. Capital stock

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

a) *Common shares*

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Balance, December 31, 2007	30,663,771	$ 31,025,718
Share issuance costs		(82,346)
Balance, September 30, 2008	30,663,771	$ 30,943,372

During the second quarter of 2008 the Company paid costs relating to the Company's initial public offering in December 2007.

b) *Warrants*

Issued and outstanding:

	Number of warrants	Amount
Balance, December 31, 2007	1,268,150	$ 749,600
Balance, September 30, 2008	1,268,150	$ 749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

c) *Broker warrants and contributed surplus*

In connection with private placement financings in 2006 and 2007, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares. The fair value of the broker warrants was estimated on the date of issue and recorded in contributed surplus. These broker special warrants were converted into broker warrants upon the completion of the Company's initial public offering in December 2007. Broker warrants outstanding are:

	Number of broker warrants	Weighted average exercise price
Balance, December 31, 2007	1,480,195	$ 1.29
Expired	(906,400)	$1.00
Balance, September 30, 2008	573,795	$ 1.75

Each 2006 Broker Special Warrant was exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration and was automatically converted for 2006 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2006 Broker Warrant was exercisable for one Common Share until June 20, 2008 at an exercise price of $1.00 per share when they expired unexercised.

Each 2007 Broker Special Warrant was exercisable for one warrant (a "2007 Broker Warrant") for no additional consideration and was automatically converted for 2007 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2007 Broker Warrant is exercisable for one Common Share until December 28, 2008 at an exercise price of $1.75 per share.

d) Stock options

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at September 30, 2008:

	Number	**Average exercise price (CDN)**
Outstanding, December 31, 2007	2,775,000	$ 1.75
Granted	150,000	1.75
Outstanding, September 30, 2008	2,925,000	$ 1.75

The stock options outstanding at September 30, 2008 expire as follows:

Expiry Date	**Number outstanding**	**Exercise price (CDN)**	**Exercisable**
December 2012	2,775,000	$ 1.75	925,000
March 2013	150,000	$ 1.75	50,000
Outstanding, September 30, 2008	2,925,000	$ 1.75	975,000

e) Stock based compensation

During the third quarter of 2008 the Company recognized $406,900 of stock based compensation (2007 – nil) of which $50,100 was capitalized as a deferred exploration cost and $356,800 was expensed as stock based compensation. Stock based compensation for the nine months ended September 30, 2008 totalled $2,089,200 (2007 – nil) of which $257,900 was capitalized as a deferred exploration cost and $1,831,300 was expensed as stock based compensation.

Accumulated stock based compensation at September 30, 2008 is as follows:

Balance, December 31, 2007	$ 234,900
Stock based compensation	2,089,200
Balance, September 30, 2008	$ 2,324,100

During the first quarter of 2008 the Company granted 150,000 options with an estimated weighted average fair value of $0.45 calculated using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	95%
Risk free rate	3.10%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period.

8. Segmented information

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at September 30, 2008 and revenues and expenses for the 3 and 9 months ended September 30, 2008 by geographic areas are as follows:

	Canada	United States	Total
At September 30, 2008:			
Assets	$ 5,863,935	$ 25,721,455	$ 31,585,390
For the 3 months ended September 30, 2008:			
General and administrative expenses	($ 682,511)	($ 1,025)	($ 683,536)
Other items	(82,073)	-	(82,073)
Future income tax recovery	-	437	437
Net loss	($ 764,584)	$ (588)	($ 765,172)
For the 9 months ended September 30, 2008:			
General and administrative expenses	($ 2,940,049)	($ 28,463)	($2,968,512)
Other items	35,595	-	35,595
Future income tax recovery	-	35,700	35,700
Net loss	($ 2,904,454)	$ 7,237	($ 2,897,217)

The Company's assets at September 30, 2007 and revenues and expenses for the 3 and 9 months ended September 30, 2007 by geographic areas are as follows:

	Canada	United States	Total
At September 30, 2007:			
Assets	$ 7,984,431	$ 21,645,202	$ 29,629,633
For the 3 months ended September 30, 2007:			
General and administrative expenses	($ 188,480)	($ 15,343)	($ 203,823)
Other items	126,260	-	126,260
Net loss	($ 62,220)	($ 15,343)	($ 77,563)
For the 9 months ended September 30, 2007:			
General and administrative expenses	($ 437,355)	($ 36,804)	($ 474,159)
Other items	378,601	-	378,601
Net income (loss)	($ 58,754)	($ 36,804)	($ 95,558)

9. Change in non-cash operating working capital

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
Receivables	($ 3,884)	($ 63,467)	$ 23,307	($ 65,496)
Prepaid expenses	15,420	(44,744)	(795)	(218,135)
Accounts payable	1,267	393,513	(588,022)	289,067
Due to related parties	(5,477)	(23,273)	(22,059)	45,386
	($ 7,326)	$ 262,029	($ 587,569)	$ 50,822

10. Commitments

The following is a summary of the Company's commitments as at September 30, 2008:

	Total	2008	2009 - 2011	2012 - 2013	2014 and beyond
Exploration services agreements – US$	$ 196,255	$ 196,255	$ -	$ -	$ -
Office operation leases – CDN$	82,173	17,141	65,032	-	-
Consulting agreements – US$	1,991,500	144,750	1,575,500	271,250	-
Employment agreements – US$	1,238,333	77,500	930,000	230,833	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

In October 2008, the Company entered into an agreement for engineering services at the LIK property. The agreement calls for fees of $30,000 and are expected to be incurred during the fourth quarter of 2008.

11. Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property. The Company strives to maintain a flexible capital structure in order to optimize the cost of capital at an acceptable risk.

The Company's Board of Directors (the "Board") has responsibility for stewardship of the Company by supervising the administration of the Company's business and affairs. The Board is responsible for the oversight and review of the strategic planning process of the Corporation. Strategic issues facing the Corporation are reviewed with Management and addressed by the Board at its regularly scheduled meetings, and at meetings specifically called for such purpose. Management must seek the Board's approval for any transaction that would have a significant effect on the strategic plan.

The Company manages and makes adjustments to the capital structure as opportunities arise in the marketplace or as and when funding is required. Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

As part of its program to manage its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors including availability of capital and general industry conditions. The annual and updated budgets are reviewed and approved by the Board.

Under Company policy, cash and cash equivalents are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

The Company believes its current capital resources will be sufficient to finance its planned business objectives for the remainder of 2008 and part of 2009.

12. Management of financial risk

The Company is exposed to certain financial risks, including currency risk, liquidity risk, interest rate risk and price risk.

a) Currency risk

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

In addition to costs denominated in US dollars, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs, including stock-based compensation expense, represent approximately 70% of the Company's total budgeted general and administrative costs for 2008. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $285,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

As at September 30, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	September 30, 2008 (CDN)	**December 31, 2007 (CDN)**
Cash and cash equivalents	$ 2,640,640	$ 3,913,951
Receivables	52,278	62,344
Accounts payable and accrued liabilities	(19,703)	(536,595)
Due to related parties	(12,816)	(34,875)

Based on the net exposures in the preceding table as at September 30, 2008, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $227,000 in the Company's net earnings.

b) Liquidity risk

Liquidity risk is the potential that the Company will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The Company manages liquidity risk through the management of its capital structure as described in note 11.

Accounts payable and accrued liabilities and amounts due to related parties are all due within the current operating period.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short term investments included in cash and cash equivalents is limited because these investments, although available for sale, are generally held to maturity.

d) Price risk

The Company is exposed to price risk with respect to commodity prices. The profitability of the Company's future operations will be dependent upon the market price of mineral commodities. The prices of commodities are affected

by numerous factors beyond the Company's control. Current and future price declines could cause commercial production to be impracticable. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

13. Subsequent event

In October 2008, the Company entered into an agreement for engineering services at the LIK property. The agreement calls for fees of $30,000 and are expected to be incurred during the fourth quarter of 2008.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
375 – 375 Water Street
Vancouver, BC
V6C 5C6

2. Date of Material Change

December 16, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on December 16, 2008, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu receives more excellent drill results from its Lik deposit.

5. Full Description of Material Change

Zazu announces another 12 drill hole results from the summer development program at the Lik zinc - lead - silver deposit, 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. Highlights from these holes include drill hole 160 with 8.78% zinc, 2.52% lead over 65.53m at a depth of 52.12m, and drill hole 201 with 9.77% zinc, 5.0 % lead over 20.57m at a depth of 110.70m. Due to the shallow dipping, stratiform nature of the Lik South deposit, true thickness is estimated to equate to 85% to 90% of the sample lengths.

The consistency of the deposit continues to support Zazu management's belief in the enormous potential of the Lik property. The holes were drilled over 1200m of strike length and of the 12 drill holes, 9 contained mineralized intercepts of greater than 15m. Five contained intercepts greater than 25m, the longest of which was 65.53m in drill hole 160.

Results for 55 drill holes of the 58 completed during the summer program are released, representing a combination of infill and step out drilling. All 55 have intersected mineralization; 24 have intercepts of 25m or more of potentially economic sulphide

mineralization, and several of the intercepts exceeded 15% zinc + lead such as drill hole 176 announced previously. Please refer to press releases dated August 19th, September 24th, October 29th and December 2nd, 2008 for full data. Field work is now completed for 2008, and assay results are pending for the remainder of the holes.

As of September 30th, 2008, Zazu's treasury was US$5.73mm.

Table 1 provides highlights of assay results for the 12 new drill holes

Table 1. Assay results for holes 44 through 55 of the 58 holes drilled in 2008.

	From (m)	To (m)	Sample Length (m)	Pb%	Zn%	Pb+Zn %	Ag g/t
DDH-160	52.12	117.65	65.53	2.52	6.26	8.78	37.72
including	52.12	100.58	48.46	3.08	7.02	10.10	26.30
including	52.12	81.69	29.57	4.58	7.91	12.49	24.91
DDH- 190	33.83	44.20	10.36	1.59	8.33	9.92	10.79
DDH- 191	80.16	86.26	6.10	3.26	6.22	9.48	39.75
AND	96.93	112.93	16.00	158	4.90	6.48	109.71
DDH- 193	78.64	117.90	39.26	2.51	7.00	9.51	83.31
DDH- 196	61.87	74.07	12.19	1.45	7.07	8.52	53.53
DDH- 197	8.53	45.11	36.58	0.66	2.56	3.21	17.42
including	8.53	20.42	11.89	0.56	4.20	4.76	9.41
DDH- 198	64.92	74.07	9.14	0.59	2.89	3.48	26.83
DDH- 199	92.99	125.88	32.89	3.15	7.22	10.37	48.01
DDH- 200	85.34	115.37	30.02	1.89	8.59	10.48	3.93
DDH- 201	110.70	152.70	42.00	3.08	6.84	9.92	80.78
including	110.70	131.28	20.57	5.00	9.77	14.77	114.56
DDH- 202	167.03	169.47	2.44	0.26	0.87	1.13	1.38
DDH- 204	147.22	171.30	24.08	3.1	7.40	10.49	97.00
including	147.22	164.29	17.07	4.13	9.24	13.37	116.96

Note: 1) Assays were analyzed by ALS Chemex Laboratories of Fairbanks, Alaska 2) It is estimated that true thicknesses are approximately 85% to 90% ofthe sample lengths. The Lik South deposit is a shallow dipping stratiform deposit and all drill holes are vertical.

Zazu is currently awaiting assay results on 3 holes. Once the data is received and results are announced, it will be incorporated into an NI 43-101 resource estimate to be prepared by Scott Wilson Roscoe Postle Associates, Inc. (Scott Wilson RPA). Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study. Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and sufficient funds in the treasury to continue development of the Lik deposit in 2009.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates that predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

December 16, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
375 – 375 Water Street
Vancouver, BC
V6C 5C6

2. Date of Material Change

October 6, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on October 6, 2008, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu concludes its 2008 summer work program at the Lik zinc-lead-silver deposit.

5. Full Description of Material Change

Zazu announces the successful conclusion of the summer development program at the Lik zinc-lead-silver deposit, 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. The field work was completed on time and Zazu currently has approximately US$5.5 million in its treasury.

In total 58 drill holes were completed for a total of 6,900m or 22,400ft. To date Zazu received and released assays for 19 of the drill holes. Highlights include 26.82m grading 19.2% zinc + 7.8% lead, and several intercepts longer than 50m in the September 24th, 2008 press release and two holes containing assays exceeding 30% zinc (1.3m and 3.25m respectively) in the August 19th release. Results are pending for the remainder of the holes.

Zazu started the 2008 program with four goals:

1. Upgrade and expand the historic resource to a fully compliant NI 43-101 mineral resource for the Lik South. - Drilling completed, majority of assays are still pending.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the Lik North area. - Survey completed, new targets were identified for future drilling.
3. Continue metallurgical testing and design a preliminary flow sheet. - Results announced June 4th, 2008.
4. Continue and expand environmental studies by Travis Peterson Environmental to advance the mine permitting process. - Surveys completed, reports are pending.

Zazu is currently awaiting assay results on 39 holes. Once this data is received and results are announced, it will be incorporated into an NI 43-101 resource to be developed by Scott Wilson Roscoe Postle Associates Inc. Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study. Zazu is in the enviable position of having a limited number of shares outstanding, no long term debt and sufficient funds in the treasury to continue development of the Lik deposit in 2009.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates that predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

October 6, 2008

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU CONCLUDES SUMMER PROGRAM, MORE DRILL RESULTS PENDING

Vancouver, British Columbia, October 6, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce the successful conclusion of the summer development program at the Lik zinc - lead - silver deposit, 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. The field work was completed on time and Zazu currently has approximately US$5.5 million in its treasury.

In total 58 drill holes were completed for a total of 6,900m or 22,400ft. To date Zazu received and released assays for 19 of the drill holes. Highlights include 26.82m grading 19.2% zinc + 7.8% lead, and several intercepts longer than 50m in the September 24th, 2008 press release and two holes containing assays exceeding 30% zinc (1.3m and 3.25m respectively) in the August 19th release. Results are pending for the remainder of the holes.

Zazu started the 2008 program with four goals:

1. Upgrade and expand the historic resource to a fully compliant NI 43-101 mineral resource for the Lik South. - Drilling completed, majority of assays are still pending.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the Lik North area. - Survey completed, new targets were identified for future drilling.

3. Continue metallurgical testing and design a preliminary flow sheet. - Results announced June 4th, 2008.

4. Continue and expand environmental studies by Travis Peterson Environmental to advance the mine permitting process. - Surveys completed, reports are pending.

Zazu is currently awaiting assay results on 39 holes. Once this data is received and results are announced, it will be incorporated into an NI 43-101 resource to be developed by Scott Wilson Roscoe Postle Associates Inc. Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study. Zazu is in the enviable position of having a limited number of shares outstanding, no long term debt and sufficient funds in the treasury to continue development of the Lik deposit in 2009.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates that predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

or

Michael A. Steeves
President & COO
Tel: (604) 878-9298
Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
375 – 375 Water Street
Vancouver, BC
V6C 5C6

2. Date of Material Change

September 24, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on September 24, 2008, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu intersects 26.8 m grading 27% zinc and lead at the Lik zinc-lead-silver deposit.

5. Full Description of Material Change

Zazu announces further results from the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska.

All six holes intersected mineralization. Drill hole 161 intersected 26.82 m grading a combined 27% zinc + lead only 13 m from surface. Three holes contained intercepts greater than 50 m grading over 5.0% zinc + lead, and four contained intercepts greater than 25 m. These results substantiate an apparent trend of higher grade and longer widths toward the Main Break Fault and the Lik North deposit. Drilling continues toward these areas.

Table 1.
Assay result highlights for the holes 14 through 23 of the 2008 summer development program

	From (m)	To (m)	Sample Length (m)	Pb %	Zn %	Pb+Zn %	Ag g/t
DDH-161*	**13.41**	**40.23**	**26.82**	**7.84**	**19.23**	**27.07**	**291.30**
including	22.56	38.56	16.00	11.25	27.70	38.95	444.30
DDH-162	**164.90**	**172.67**	**7.77**	**1.96**	**5.74**	**7.70**	**41.16**
DDH-163	**74.07**	**80.47**	**6.40**	**1.14**	**4.79**	**5.94**	**14.57**
and	96.93	99.06	2.13	0.81	2.94	3.75	25.86
DDH-166	**3.66**	**56.08**	**52.43**	**1.34**	**4.59**	**5.93**	**56.42**
including	24.69	47.40	22.71	1.60	7.19	8.79	77.63
including	24.69	34.44	9.75	1.84	10.92	12.76	46.73
DDH-167	**13.11**	**74.68**	**61.57**	**2.38**	**2.70**	**5.08**	**63.34**
including	24.38	74.68	50.29	1.18	3.26	4.44	58.05
including	50.75	65.07	14.33	1.37	4.32	5.69	135.18
DDH-168	**80.16**	**136.86**	**56.69**	**1.50**	**4.01**	**5.51**	**40.12**
including	83.21	95.86	12.65	3.61	7.16	10.77	47.81

*Note: Two Pb assays in the intervals reported as >20% - awaiting overlimit results

Assay results are pending on three holes in this series, holes 160, 164 and 165. Collectively, these drill holes are 14 through 23 of the approximately of 55 being drilled this season. Further assay results from the remaining holes are awaited. The first 13 holes were released on August 19th. All drill holes intersected mineralization and, to date, assays above 30% zinc were intersected in two holes.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

September 25, 2008

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU INTERSECTS 26.8 m GRADING 27% ZINC + LEAD AT LIK

Vancouver, British Columbia, September 24, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce further results from the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska.

All six holes intersected mineralization. Drill hole 161 intersected 26.82 m grading a combined 27% zinc + lead only 13 m from surface. Three holes contained intercepts greater than 50 m grading over 5.0% zinc + lead, and four contained intercepts greater than 25 m. These results substantiate an apparent trend of higher grade and longer widths toward the Main Break Fault and the Lik North deposit. Drilling continues toward these areas.

Table 1 provides highlights of assay results for these seven holes.

. A map of the drill hole locations is available at http://www.zazumetals.com/main/?proposedWorkProgram .

Table 1. Assay result highlights for holes 14 through 23 of the 2008 summer development program

	From (m)	To (m)	Sample Length (m)	Pb %	Zn %	Pb+Zn %	Ag g/t
DDH-161*	**13.41**	**40.23**	**26.82**	**7.84**	**19.23**	**27.07**	**291.30**
including	22.56	38.56	16.00	11.25	27.70	38.95	444.30
DDH-162	**164.90**	**172.67**	**7.77**	**1.96**	**5.74**	**7.70**	**41.16**
DDH-163	**74.07**	**80.47**	**6.40**	**1.14**	**4.79**	**5.94**	**14.57**
and	96.93	99.06	2.13	0.81	2.94	3.75	25.86
DDH- 166	**3.66**	**56.08**	**52.43**	**1.34**	**4.59**	**5.93**	**56.42**
including	24.69	47.40	22.71	1.60	7.19	8.79	77.63
including	24.69	34.44	9.75	1.84	10.92	12.76	46.73
DDH- 167	**13.11**	**74.68**	**61.57**	**2.38**	**2.70**	**5.08**	**63.34**
including	24.38	74.68	50.29	1.18	3.26	4.44	58.05
including	50.75	65.07	14.33	1.37	4.32	5.69	135.18

DDH- 168	**80.16**	**136.86**	**56.69**	**1.50**	**4.01**	**5.51**	**40.12**
including	83.21	95.86	12.65	3.61	7.16	10.77	47.81
*Note: Two Pb assays in the intervals reported as >20% - awaiting overlimit results							

Table 1 Assays were analyzed by ALS Chemex Laboratories of Fairbanks, Alaska

Assay results are pending on three holes in this series, holes 160, 164 and 165. Collectively, these drill holes are 14 through 23 of the approximately of 55 being drilled this season. Further assay results from the remaining holes are awaited. The first 13 holes were released on August 19th. All drill holes intersected mineralization and, to date, assays above 30% zinc were intersected in two holes.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc., who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. As of June 30th, 2008, Zazu had over $8.0 million in cash and short- term investments; more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512

or

Michael A. Steeves
President & COO
Tel: (604) 878-9298

Email:mford@zazumetals.com Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Management's Discussion and Analysis
November 6, 2008
In U.S. dollars

The following management discussion and analysis of Zazu Metals Corporation ("Zazu" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Zazu's September 30, 2008 unaudited interim consolidated financial statements, Zazu's December 31, 2007 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Zazu's accounting policies are described in note 2 of the December 31, 2007 audited annual consolidated financial statements and note 2 of the September 30, 2008 unaudited interim consolidated financial statements. All of the financial information presented herein is expressed in US dollars, unless otherwise indicated. This management discussion and analysis is made as at November 6, 2008.

This management discussion and analysis contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors", all of which are described more fully in the Company's filings with Canadian Securities Administrators posted on www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this management discussion and analysis and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Additional information, including a copy of Company's Annual Information Form for the year ended December 31, 2007 is available on SEDAR (www.sedar.com).

OVERALL PERFORMANCE

Zazu Metals is a Canadian based exploration company formed in November 2006 to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. The Company currently holds a 50% interest in the LIK property (the other 50% interest is held by Teck Cominco Limited) and has the right to earn up to a further 30%. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties that the Company believes will be accretive to its overall growth strategy.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") and its common shares and common share purchase warrants began trading on The Toronto Stock Exchange under the symbols "ZAZ" and "ZAZ.WT", respectively. The Company is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

RESULTS OF OPERATIONS

The net loss of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration and development of its LIK property. The exploration and development costs incurred at the LIK property have been capitalized to mineral property interests. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

2008 vs. 2007

The Company's net loss for the three months ended September 30, 2008 was $765,172 or $0.02 per share compared to a net loss of $77,563 or $0.00 per share for the 3 months ended September 30, 2007. The net loss for the nine months ended September 30, 2008 totalled $2,897,217 or $0.09 per share compared to a net loss of $95,558 or $0.00 per share for the nine months ended September 30, 2007.

The overall increase in expenses in 2008 compared to 2007 corresponds to the increased level of activity by the Company. Activities in the first nine months of 2007 were focused on acquiring an interest in the LIK project and identifying sources of funding to finance this acquisition with only one month of drilling activity at the LIK project. Activities in the first nine months of 2008 were fully focussed on exploration and development at the LIK project.

The net loss for the nine months ended September 30, 2008 included salaries and consulting fees as well as additional costs for audit and accounting fees, directors' fees, regulatory fees and transfer agent expenses, legal fees, insurance, office costs and travel. The most significant portion of the loss was stock-based compensation, a non-cash item. Interest income helped offset some of the expenses.

During the third quarter of 2008 the Company recognized $406,900 of stock based compensation (2007 – nil) of which $50,100 was capitalized as a deferred exploration cost and $356,800 was expensed as stock based compensation. Stock based compensation for the nine months ended September 30, 2008 totalled $2,089,200 (2007 – nil) of which $257,900 was capitalized as a deferred exploration cost and $1,831,300 was expensed as stock based compensation. The Company granted 2,775,000 options to staff, directors and consultants in December 2007 and an additional 150,000 options in March 2008. There were no options issued or outstanding during the nine months ended September 30, 2007.

Audit and accounting costs were $8,286 (2007 – $20,336) for the third quarter of 2008 and $68,867 (2007 – $60,976) for the first nine months of 2008. During the first quarter of 2008 and for part of the second quarter, the Company utilized outside contractors to meet its financial reporting needs and these costs, together with

corporate tax reporting and interim review fees, comprise audit and accounting costs. Audit and accounting costs are higher in 2008 than in 2007 due to the increased level of activity by the Company in 2008.

Consulting fees were $116,250 (2007 – $77,500) for the third quarter of 2008 and $386,750 (2007 – $137,500) for the first nine months of 2008. The Company employed a larger number of consultants in the first nine months of 2008 as compared to the first nine months of 2007 and realized an increase in consulting fees in both the third quarter of 2008 and the first nine months of 2008. Consulting fees for the first nine months of 2008 includes $58,000 (2007 – nil) of one-time bonuses. Consulting fees paid to consultants involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Under the Company's policy for director remuneration, beginning in the fourth quarter of 2007 each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation of between CDN$5,000 and CDN$10,000. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. During the third quarter of 2008, the Company incurred $13,182 (2007 – nil) for directors' fees. Directors' fees for the nine months ended September 30, 2008 totalled $37,001 (2007 – nil).

Insurance costs of $18,296 (2007 – $9,469) for the third quarter of 2008 and $60,639 (2007 – $15,344) for the first nine months of 2008 represent premiums on the Company's comprehensive general liability and Directors and Officers policies. The comprehensive general liability policy was put in place in April 2007, while the Directors and Officers coverage did not take effect until July 2007. An increase in amounts covered in 2008 resulted in greater insurance costs for 2008.

Investor and shareholder relations expenses of $6,921 (2007 – $1,384) for the third quarter of 2008 and $21,182 (2007 – $29,705) for the first nine months of 2008 consist primarily of the costs of marketing trips and other costs such as attending industry conferences. These expenses are lower for both the third quarter of 2008 and the first nine months of 2008 than the corresponding periods of 2007 due to decreased marketing activity in 2008.

Legal fees represent fees over and above those incurred in connection with the Company's financings. Legal fees specifically paid in connection with any of the Company's financings are normally included in the issue costs of those financings and recorded as an offset to proceeds received from those financings. In the second quarter of 2008 $82,346 of previously unrecorded fees incurred in connection with the Company's IPO in December 2007 was paid.

Office, rent and communications costs were $33,153 (2007 – $11,019) for the third quarter of 2008 and $95,894 (2007 – $16,327) for the first nine months of 2008. The Company increased its office space and staffing levels in late 2007 resulting in the large increase in office, rent and communication costs in 2008.

Regulatory and transfer agent costs were $5,855 (2007 – $9,458) for the third quarter of 2008 and $26,817 (2007 – $13,561) for the first nine months of 2008. These costs are higher in 2008 as the Company is, since its IPO in December 2007, subject to the filing and listing fees normally associated with public companies.

Salaries and benefits costs were $98,233 (2007 – $46,580) for the third quarter of 2008 and $324,573 (2007 – $113,653) for the first nine months of 2008. The Company increased staffing levels in late 2007 which resulted in the increase in salaries and benefits costs. Salaries for the first quarter of 2008 includes $26,000 (2007 – nil) of one-time bonuses. Salary and bonus amounts are determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Travel costs were $14,730 (2007 – $14,011) for the third quarter of 2008 and $63,596 (2007 – $35,990) for the first nine months of 2008. Travel costs increased in 2008 due to increased travel by the Company's officers. Several of the Company's officers reside in the United States and travel to the administrative office in Vancouver to attend management meetings.

Interest income was $44,738 (2007 – $101,567) for the third quarter of 2008 and $195,587 (2007 – $346,679) for the first nine months of 2008. Interest income was lower in 2008 due to decreasing yields from the Company's

usual type of investments and lower cash balances. Yields for these investments decreased as interest rates fell in both the US and Canada. Funds not required for the Company's immediate operations are invested in highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Historically, the Company has raised cash in private financings denominated in US dollars. Although the majority of the Company's expenditures are made in US dollars, as a Canadian company, it is necessary to also make payments in Canadian dollars. As a result, the Company maintains a portion of its cash in Canadian dollars and this balance is subject to foreign exchange gains or losses. The Company's initial public offering in December 2007 was denominated in Canadian dollars resulting in the Company holding a larger than usual amount of Canadian dollars. During the third quarter of 2008, the Canadian dollar weakened versus the US dollar, resulting in a foreign exchange loss of $126,810 for the third quarter of 2008 versus a foreign exchange gain of $24,693 for the same quarter of 2007. The third quarter loss, together with the foreign exchange loss recognized in the first quarter of 2008 and the foreign exchange gain recognized in the second quarter of 2008, resulted in a foreign exchange loss of $159,992 for the first nine months of 2008 compared to the foreign exchange gain of $31,922 recognized in the first nine months of 2007.

The future income tax recovery was $437 (2007 – nil) for the third quarter of 2008 and $35,700 (2007 – nil) for the first nine months of 2008. The Company records a future income tax liability which relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. The future income tax recovery is that portion of the future income tax liability which has been offset by applying the Company's available income tax losses.

LIK Property, Alaska

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 (the "Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report. The Technical Report is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

In February 2008, the Company retained Scott Wilson RPA to prepare a current mineral resource estimate and an accompanying NI 43-101 technical report. Scott Wilson RPA will incorporate results from the Company's 2007 and 2008 diamond drill programs with the historical drilling of 135 drill holes comprising 26,200 metres (86,000 feet) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions. The Company expects to receive this report in late 2008 or early 2009.

During the third quarter of 2008, the Company incurred $2,343,757 (2007 – $909,191) in exploration expenditures at the LIK property. Exploration expenditures for the first nine months of 2008 were $3,578,730 (2007 – $995,584).

Total deferred property expenditures, including acquisition and an allowance for future income taxes, were $25,292,387 at September 30, 2008. The Company has also purchased a second drill rig and other mobile and camp equipment for use in 2008 field season.

During the third quarter of 2008, the Company completed its 2008 field season. In total 58 drill holes were completed for a total of 6,900 metres (22,400 feet). To date Zazu has received and released assays for 29 of the drill holes. Results are pending for the remainder of the holes.

Zazu started the 2008 program with four goals:

1. Upgrade and expand the historic resource to a fully compliant NI 43-101 mineral resource for the Lik South. The drilling has been completed and Zazu is currently awaiting assay results on 29 holes. Once this data is received and results are announced, it will be incorporated into an NI 43-101 resource to be developed by Scott Wilson Roscoe Postle Associates Inc. Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the Lik North area. The survey was completed and new targets were identified for future drilling.
3. Continue metallurgical testing and design a preliminary flow sheet. The metallurgical test results were announced in our news release on June 4, 2008.
4. Continue and expand environmental studies by Travis Peterson Environmental to advance the mine permitting process. The surveys have been completed and the reports are expected in late 2008.

SUMMARY OF QUARTERLY RESULTS

(unaudited)

For the quarters ended:

	9/30/08 $	6/30/08 $	3/31/08 $	12/31/07 $	9/30/07 $	6/30/07 $	3/31/07 $
Interest income	44,738	57,861	92,988	85,834	101,567	125,427	119,684
Net income (loss)	(765,172)	(673,690)	(1,458,355)	(621,721)	(77,563)	(24,527)	6,278
Income (loss) per share:							
- basic and diluted	(0.02)	(0.02)	(0.05)	(0.07)	(0.00)	(0.00)	0.00

Stock-based compensation expense of $234,900 for the fourth quarter of 2007, $1,090,000 for the first quarter of 2008, $384,500 for the second quarter of 2008 and $356,800 for the third quarter of 2008 is included in the Company's net loss. The Company records stock-based compensation expense over the vesting period of each option granted with the result that the expense is greater at the beginning of the option and then diminishes over the term of the option. Excluding stock-based compensation expense, the Company's net losses would amount to $386,821 for the fourth quarter of 2007, $368,355 for first quarter of 2008, $289,190 for the second quarter of 2008 and $408,372 for the third quarter of 2008. These amounts reflect normal overheads expected by the Company given its current stage of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

At September 30, 2008, the Company had cash and cash equivalents totalling $5,729,107 as compared to $10,538,533 at December 31, 2007. The Company has no significant financial or other instruments except that its cash balances are primarily invested in easily liquidated bankers' acceptances. The Company does not have any exposure to Asset-Backed Commercial Paper.

At September 30, 2008, the Company's aggregate commitments for operating leases for its office in Vancouver totalled CDN$82,173. In March 2008, the Company entered into a lease for its head office in Vancouver. The lease calls for monthly payments of CDN$5,275 for the period May 2008 through October 2009.

Under the contract with its drilling contractor, the Company agreed to complete a minimum of 30,000 feet of drilling. A total of 4,564 feet was drilled during the 2007 work season, and 22,406 feet were drilled during the 2008 work season.

In June 2008, the Company entered into agreements for geochemical and geophysical services at the LIK property. The agreements call for fees of $91,700 and are expected to be incurred during the fourth quarter of 2008.

The Company also had commitments of $3,229,833 for amounts due under various consulting and employment contracts.

The following is a summary of the Company's contractual obligations and commitments as at September 30, 2008:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Exploration services agreements – US$	$ 196,255	$ 196,255	$ -	$ -	$ -
Office operation leases – CDN$	82,173	17,141	65,032	-	-
Consulting agreements – US$	1,991,500	144,750	1,575,500	271,250	-
Employment agreements – US$	1,238,333	77,500	930,000	230,833	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

OFF-BALANCE SHEET ARRANGEMENTS

During the nine months ended September 30, 2008 and up to the date of this report, the Company had no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

For the nine months ended September 30, 2008 the Company paid $15,641 (2007 – $170,377) for legal, incorporation and share issuance costs to a legal firm whose partner is a director of the Company. The Company incurred legal fees of $83,358 during the third quarter of 2007 to this legal firm. The Company did not incur any legal fees during the third quarter of 2008 to this legal firm.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. During the third quarter of 2008, the Company incurred $13,182 (2007 – nil) for directors' fees. Directors' fees for the nine months ended September 30, 2008 totalled $37,001 (2007 – nil).

The total amount payable to related parties at September 30, 2008 was $12,816 (2007 – nil). As at December 31, 2007, the Company owed $34,875. The amounts due to related parties are interest free with no specific terms of repayment.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares, issuable in series. At November 6, 2008, the Company had 30,663,771 Common Shares issued and

outstanding as well as warrants to purchase an additional 1,268,150 common shares and broker warrants to purchase an additional 573,795 common shares. There were also 2,925,000 stock options outstanding, though only 975,000 were vested, and thus exercisable, at November 6, 2008. There are no special voting shares outstanding.

If fully exercised, the warrants, broker warrants and stock options would bring a further $8,975,000 to the Company's treasury.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in note 2 of the December 31, 2007 audited annual consolidated financial statements and note 2 of the September 30, 2008 unaudited interim consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its properties until commercial production commences or the investment is abandoned.

In addition, Canadian generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

The Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying options, with the offset to a separate component of shareholders' equity (Stock options). Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In February 2007, the CICA issued Handbook Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard effective January 1, 2008.

In February 2007, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863"), which are effective for fiscal years

beginning on or after October 1, 2007. The Company adopted these standards effective January 1, 2008. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company has designated its cash and cash equivalents as available-for-sale which are recorded at fair value. Receivables are designated as loans and receivables, which are recorded at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are recorded at amortized cost. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their immediate or short term nature.

In June 2007, the CICA issued Handbook Section 3031, Inventories which became effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The Company adopted this standard effective January 1, 2008 with no effect on the Company's financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with international financial reporting standards ("IFRS") over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. These accounts are recorded at cost in US dollars, which approximates fair value. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

The Company's cash and cash equivalents are primarily invested in easily liquidated bankers' acceptances issued by Canadian chartered banks. The Company does not have any exposure to Asset-Backed Commercial Paper.

In addition to US dollar costs, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs, including stock-based compensation expense, represent approximately 70% of the Company's total budgeted general and administrative costs for 2008. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $285,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal control over financial reporting that occurred during the nine months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

DISCLOSURE CONTROLS

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiary, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTLOOK

The Company has completed its 2008 work program which was designed to increase the resource base and define proven and probable reserves. Once outstanding assay data is received and the results are announced, it will be incorporated into an NI 43-101 resource. The Company also plans to carry out environmental work, including the commencement of an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property. Metallurgical studies are ongoing. Independent engineering firms are continuing their work on environmental and road access studies.

The Company begins the fourth quarter of 2008 with $5.7 million in cash which it believes will be sufficient to finance its planned business objectives for the remainder of 2008 and 2009. In order to fund further exploration work and advance the LIK property, the Company may be required to raise additional financing through the issuance of its securities.

RISK FACTORS

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of zinc, lead and silver, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $41.4 million. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining

claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

More information

For a further discussion of risk factors, please see "Risk Factors" in the Investors section of our website (www.zazumetals.com).

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU RECEIVES MORE EXCELLENT RESULTS FROM LIK

Vancouver, British Columbia, December 16th, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce another 12 drill hole results from the summer development program at the Lik zinc - lead - silver deposit, 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. Highlights from these holes include drill hole 160 with 8.78% zinc, 2.52% lead over 65.53m at a depth of 52.12m, and drill hole 201 with 9.77% zinc, 5.0% lead over 20.57m at a depth of 110.70m. Due to the shallow dipping, stratiform nature of the Lik South deposit, true thickness is estimated to equate to 85% to 90% of the sample lengths.

The consistency of the deposit continues to support Zazu management's belief in the enormous potential of the Lik property. The holes were drilled over 1200m of strike length and of the 12 drill holes, 9 contained mineralized intercepts of greater than 15m. Five contained intercepts greater than 25m, the longest of which was 65.53m in drill hole 160.

Results for 55 drill holes of the 58 completed during the summer program are released, representing a combination of infill and step out drilling. All 55 have intersected mineralization; 24 have intercepts of 25m or more of potentially economic sulphide mineralization, and several of the intercepts exceeded 15% zinc + lead such as drill hole 176 announced previously. Please refer to press releases dated August 19th, September 24th, October 29th and December 2nd, 2008 for full data. Field work is now completed for 2008, and assay results are pending for the remainder of the holes.

As of September 30th, 2008, Zazu's treasury was US$5.73mm.

Table 1 provides highlights of assay results for the 12 new drill holes

A map of the drill hole locations is available at http://www.zazumetals.com/main/?proposedWorkProgram .

Table 1. Assay results for holes 44 through 55 of the 58 holes drilled in 2008.

	From (m)	To (m)	Sample Length (m)	Pb%	Zn%	Pb+Zn %	Ag g/t
DDH-160	**52.12**	**117.65**	**65.53**	**2.52**	**6.26**	**8.78**	**37.72**
including	52.12	100.58	48.46	3.08	7.02	10.10	26.30
including	52.12	81.69	29.57	4.58	7.91	12.49	24.91
DDH- 190	**33.83**	**44.20**	**10.36**	**1.59**	**8.33**	**9.92**	**10.79**
DDH- 191	**80.16**	**86.26**	**6.10**	**3.26**	**6.22**	**9.48**	**39.75**
AND	**96.93**	**112.93**	**16.00**	**1.58**	**4.90**	**6.48**	**109.71**

	From (m)	To (m)	Sample Length (m)	Pb%	Zn%	Pb+Zn %	Ag g/t
DDH-193	**78.64**	**117.90**	**39.26**	**2.51**	**7.00**	**9.51**	**83.31**
DDH-196	**61.87**	**74.07**	**12.19**	**1.45**	**7.07**	**8.52**	**53.53**
DDH-197	**8.53**	**45.11**	**36.58**	**0.66**	**2.56**	**3.21**	**17.42**
including	8.53	20.42	11.89	0.56	4.20	4.76	9.41
DDH-198	**64.92**	**74.07**	**9.14**	**0.59**	**2.89**	**3.48**	**26.83**
DDH-199	**92.99**	**125.88**	**32.89**	**3.15**	**7.22**	**10.37**	**48.01**
DDH-200	**85.34**	**115.37**	**30.02**	**1.89**	**8.59**	**10.48**	**3.93**
DDH-201	**110.70**	**152.70**	**42.00**	**3.08**	**6.84**	**9.92**	**80.78**
including	110.70	131.28	20.57	5.00	9.77	14.77	114.56
DDH-202	**167.03**	**169.47**	**2.44**	**0.26**	**0.87**	**1.13**	**1.38**
DDH-204	**147.22**	**171.30**	**24.08**	**3.1**	**7.40**	**10.49**	**97.00**
including	147.22	164.29	17.07	4.13	9.24	13.37	116.96

Note: 1) Assays were analyzed by ALS Chemex Laboratories of Fairbanks, Alaska 2) It is estimated that true thicknesses are approximately 85% to 90% of the sample lengths. The Lik South deposit is a shallow dipping stratiform deposit and all drill holes are vertical.

Zazu is currently awaiting assay results on 3 holes. Once the data is received and results are announced, it will be incorporated into an NI 43-101 resource estimate to be prepared by Scott Wilson Roscoe Postle Associates, Inc. (Scott Wilson RPA). Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study. Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and sufficient funds in the treasury to continue development of the Lik deposit in 2009.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates that predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford	or	Michael A. Steeves
V.P. of Corporate Development		President & COO
Tel: 210 858-7512		Tel: (604) 878-9298
Email:mford@zazumetals.com		Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU HITS MORE HIGH GRADE ZINC INTERSECTIONS AT LIK

Vancouver, British Columbia, October 29th, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce a further 10 new drill hole results and 2 re-assayed drill holes from the summer development program at the Lik zinc - lead - silver deposit, 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. Intercept highlights include drill hole 171 with 25.3m at 16.3% zinc, 5.54% lead at a depth of 25.9m; and drill hole 157 with 8.23m at 18.28% zinc, 4.29% lead at a depth of 151.8m. Due to the shallow dipping, stratiform nature of the Lik South deposit, true thickness is estimated to equate to 85 to 90% of the drilled intercepts.

Of the 12 drill holes, 7 had mineralized intercepts of greater than 25m. All contained mineralization and were drilled over 400m of strike length, highlighting the continuity of the deposit.

Results for 29 drill holes of the 58 completed during the summer program have now been received and released, and represent a combination of both infill and step out drilling. All 29 have shown mineralized intersections; 14 have shown intercepts of 25m or more of significant sulphide mineralization, and many of the intercepts exceeded 15% zinc + lead. Please refer to press releases dated August 19th and September 24th, 2008 for full data. Field work is now completed for 2008, and assay results are pending for the remainder of the holes.

As of September 30th, 2008, Zazu had US$5.73mm in the treasury; more than sufficient to complete the 2009 exploration program.

Table 1 provides highlights of assay results for the 10 new holes, and updated data on the 2 re-assayed drill holes.

A map of the drill hole locations is available at http://www.zazumetals.com/main/?proposedWorkProgram .

Table 1. Assay results for holes 20 through 29 of the 58 holes drilled in 2008. *Includes two re-assayed holes, 157 &159.*

	From (m)	To (m)	Sample Length (m)	Pb%	Zn%	Pb+Zn %	Ag g/t
DDH-157	**151.79**	**169.16**	**17.37**	**2.40**	**9.67**	**12.07**	**95.75**
including	151.79	160.02	8.23	4.29	18.28	22.58	159.78
DDH-159	**30.18**	**57.00**	**26.82**	**2.75**	**8.73**	**11.48**	**88.53**
including	39.78	57.00	17.22	3.90	12.58	16.47	128.72
including	46.94	54.56	7.62	7.64	22.22	29.87	200.68
including	48.46	52.43	3.96	13.15	34.49	47.64	336.92
DDH- 165	**19.2**	**33.22**	**14.02**	**3.04**	**9.24**	**12.28**	**71.96**
DDH- 169	**101.19**	**144.17**	**42.98**	**2.02**	**4.33**	**6.35**	**58.84**

including	110.34	125.88	15.54	4.33	8.71	13.04	82.75
DDH- 170	**22.25**	**33.22**	**10.97**	**2.14**	**7.13**	**9.27**	**2.56**
DDH- 171	**25.91**	**51.21**	**25.3**	**5.54**	**16.3**	**21.84**	**102.2**
including	30.18	45.11	14.94	8.58	23.46	32.03	149.14
DDH- 177	**6.71**	**18.9**	**12.19**	**1.75**	**4.88**	**6.63**	**88.5**
DDH- 181	**16.15**	**44.81**	**28.65**	**2**	**7.93**	**9.93**	**5.86**
DDH- 183	**10.97**	**46.63**	**35.66**	**0.66**	**3.14**	**3.8**	**25.03**
including	10.97	16.46	5.49	2.86	8.17	11.03	3.11
DDH- 189	**13.11**	**38.77**	**25.66**	**1.91**	**5.63**	**7.53**	**51.21**
including	27.58	38.77	11.19	2.47	10.55	13.02	40.76
DDH- 194	**42.82**	**79.25**	**36.42**	**1.65**	**7.05**	**8.7**	**6.22**
including	44.2	53.04	8.84	1.66	10.7	12.35	1.14
including	58.83	66.14	7.32	3.79	12.53	16.31	2.5
including	70.41	73.46	3.05	2.09	9.74	11.83	7
DDH- 203	**5.49**	**12.34**	**6.86**	**2.14**	**4.96**	**7.11**	**74.07**

Table 1 Assays were analyzed by ALS Chemex Laboratories of Fairbanks, Alaska

Table 1: It is estimated that true thicknesses are approximately 85% to 90% of the sample lengths. The Lik South deposit is a shallow dipping stratiform deposit and all drill holes are vertical.

Zazu is currently awaiting assay results on 29 holes. Once the data is received and results are announced, it will be incorporated into an NI 43-101 resource to be prepared by Scott Wilson Roscoe Postle Associates, Inc. (Scott Wilson RPA). Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study. Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and sufficient funds in the treasury to continue development of the Lik deposit in 2009.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates that predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: (210) 858-7512
Email:mford@zazumetals.com

or

Michael A. Steeves
President & COO
Tel: (604) 878-9298
Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU CONCLUDES SUMMER PROGRAM, MORE DRILL RESULTS PENDING

Vancouver, British Columbia, October 6, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce the successful conclusion of the summer development program at the Lik zinc - lead - silver deposit, 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. The field work was completed on time and Zazu currently has approximately US$5.5 million in its treasury.

In total 58 drill holes were completed for a total of 6,900m or 22,400ft. To date Zazu received and released assays for 19 of the drill holes. Highlights include 26.82m grading 19.2% zinc + 7.8% lead, and several intercepts longer than 50m in the September 24th, 2008 press release and two holes containing assays exceeding 30% zinc (1.3m and 3.25m respectively) in the August 19th release. Results are pending for the remainder of the holes.

Zazu started the 2008 program with four goals:

1. Upgrade and expand the historic resource to a fully compliant NI 43-101 mineral resource for the Lik South. - Drilling completed, majority of assays are still pending.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the Lik North area. - Survey completed, new targets were identified for future drilling.

3. Continue metallurgical testing and design a preliminary flow sheet. - Results announced June 4th, 2008.

4. Continue and expand environmental studies by Travis Peterson Environmental to advance the mine permitting process. - Surveys completed, reports are pending.

Zazu is currently awaiting assay results on 39 holes. Once this data is received and results are announced, it will be incorporated into an NI 43-101 resource to be developed by Scott Wilson Roscoe Postle Associates Inc. Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study. Zazu is in the enviable position of having a limited number of shares outstanding, no long term debt and sufficient funds in the treasury to continue development of the Lik deposit in 2009.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates that predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford	or	Michael A. Steeves
V.P. of Corporate Development		President & COO
Tel: 210 858-7512		Tel: (604) 878-9298
Email:mford@zazumetals.com		Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

Zazu Intersects 26.8 M Grading 27% Zinc + Lead At Lik

Vancouver, British Columbia, September 24, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce further results from the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska.

All six holes intersected mineralization. Drill hole 161 intersected 26.82 m grading a combined 27% zinc + lead only 13 m from surface. Three holes contained intercepts greater than 50 m grading over 5.0% zinc + lead, and four contained intercepts greater than 25 m. These results substantiate an apparent trend of higher grade and longer widths toward the Main Break Fault and the Lik North deposit. Drilling continues toward these areas.

Table 1 provides highlights of assay results for these seven holes.

. A map of the drill hole locations is available at http://www.zazumetals.com/main/?proposedWorkProgram .

Table 1. Assay result highlights for holes 14 through 23 of the 2008 summer development program

	From (m)	To (m)	Sample Length (m)	Pb %	Zn %	Pb+Zn %	Ag g/t
DDH-161*	**13.41**	**40.23**	**26.82**	**7.84**	**19.23**	**27.07**	**291.30**
including	22.56	38.56	16.00	11.25	27.70	38.95	444.30
DDH-162	**164.90**	**172.67**	**7.77**	**1.96**	**5.74**	**7.70**	**41.16**
DDH-163	**74.07**	**80.47**	**6.40**	**1.14**	**4.79**	**5.94**	**14.57**
and	96.93	99.06	2.13	0.81	2.94	3.75	25.86
DDH- 166	**3.66**	**56.08**	**52.43**	**1.34**	**4.59**	**5.93**	**56.42**
including	24.69	47.40	22.71	1.60	7.19	8.79	77.63
including	24.69	34.44	9.75	1.84	10.92	12.76	46.73
DDH- 167	**13.11**	**74.68**	**61.57**	**2.38**	**2.70**	**5.08**	**63.34**
including	24.38	74.68	50.29	1.18	3.26	4.44	58.05
including	50.75	65.07	14.33	1.37	4.32	5.69	135.18

DDH- 168	**80.16**	**136.86**	**56.69**	**1.50**	**4.01**	**5.51**	**40.12**
including	83.21	95.86	12.65	3.61	7.16	10.77	47.81
*Note: Two Pb assays in the intervals reported as >20% - awaiting overlimit results							

Table 1 Assays were analyzed by ALS Chemex Laboratories of Fairbanks, Alaska

Assay results are pending on three holes in this series, holes 160, 164 and 165. Collectively, these drill holes are 14 through 23 of the approximately of 55 being drilled this season. Further assay results from the remaining holes are awaited. The first 13 holes were released on August 19th. All drill holes intersected mineralization and, to date, assays above 30% zinc were intersected in two holes.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc., who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. As of June 30th, 2008, Zazu had over $8.0 million in cash and short- term investments; more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512

or

Michael A. Steeves
President & COO
Tel: (604) 878-9298

Email:mford@zazumetals.com

Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU REPORTS EXCELLENT DRILL RESULTS AT LIK DEPOSIT

Vancouver, British Columbia, December 2nd, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce further drill hole results from the summer development program at the Lik zinc - lead - silver deposit, 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. Highlights of the fourteen drill holes include drill hole 176 with 9.89% zinc, 5.75% lead over 17.68m at a depth of 11.43m, and drill hole 182 with 9.12% zinc, 2.8% lead over 43.89m at a depth of 52.73m. Due to the shallow dipping, stratiform nature of the Lik South deposit, true thickness is estimated to equate to 85% to 90% of the sample lengths.

The consistency of the deposit continues to support Zazu management's belief in the enormous potential of the Lik property. The holes were drilled over 600m of strike length and of the 14 drill holes, 10 contained mineralized intercepts of greater than 15m. Five contained intercepts greater than 25m, the longest of which was 50.90m in drill hole 178.

Results for 43 drill holes of the 58 completed during the summer program are released, representing a combination of infill and step out drilling. All 43 have shown mineralized intersections; 19 have shown intercepts of 25m or more of significant sulphide mineralization, and many of the intercepts exceeded 15% zinc + lead. Please refer to press releases dated August 19th, September 24th and October 29th, 2008 for full data. Field work is now completed for 2008, and assay results are pending for the remainder of the holes.

As of September 30th, 2008, Zazu's treasury was US$5.73mm.

Table 1 provides highlights of assay results for the 14 new drill holes.

A map of the drill hole locations is available at http://www.zazumetals.com/main/?proposedWorkProgram.

Table 1. Assay results for holes 30 through 43 of the 58 holes drilled in 2008.

	From (m)	To (m)	Sample Length (m)	Pb%	Zn%	Pb+Zn%	Ag g/t
DDH-164	**29.72**	**66.45**	**36.73**	**1.87**	**6.74**	**8.61**	**49.96**
DDH- 172	**17.37**	**35.36**	**17.98**	**3.26**	**5.15**	**8.41**	**10.56**
DDH- 173	**16.15**	**52.43**	**36.27**	**1.61**	**3.73**	**5.34**	**41.63**
DDH- 174	**135.03**	**143.26**	**8.23**	**5.38**	**5.65**	**11.03**	**61.52**
DDH- 175	**105.46**	**121.31**	**15.85**	**4.06**	**9.92**	**13.98**	**4.1**
including	109.12	120.4	11.28	5.51	12.75	18.26	4.7
AND	**132.89**	**158.8**	**25.91**	**1.99**	**6.41**	**8.4**	**64.5**
including	149.66	157.58	7.92	4.93	12.91	17.84	93.08

DDH- 176	**11.43**	**29.11**	**17.68**	**5.75**	**9.89**	**15.64**	**117.51**
DDH- 178	**26.21**	**77.11**	**50.9**	**1.68**	**7.09**	**8.76**	**49.2**
including	39.01	66.9	27.89	2.3	9.86	12.16	68.55
DDH- 179	**74.07**	**87.78**	**13.72**	**3.18**	**9.44**	**12.62**	**9.82**
DDH- 180	**27.13**	**45.11**	**17.98**	**1.09**	**4.42**	**5.52**	**24.22**
DDH- 182	**52.73**	**96.62**	**43.89**	**2.8**	**9.12**	**11.92**	**97.5**
DDH- 184	**105.16**	**111.86**	**6.71**	**2.47**	**6.71**	**9.18**	**8.05**
DDH- 185	**12.13**	**15.24**	**3.11**	**2.1**	**5.16**	**7.25**	**9.92**
DDH- 186	**16.15**	**32**	**15.85**	**1.95**	**6.71**	**8.66**	**8.85**
DDH- 187	**10.06**	**27.43**	**17.37**	**1.98**	**7.97**	**9.95**	**63.3**

Note: 1) Assays were analyzed by ALS Chemex Laboratories of Fairbanks, Alaska 2) It is estimated that true thicknesses are approximately 85% to 90% of the sample lengths. The Lik South deposit is a shallow dipping stratiform deposit and all drill holes are vertical.

Zazu is currently awaiting assay results on 15 holes. Once the data is received and results are announced, it will be incorporated into an NI 43-101 resource to be prepared by Scott Wilson Roscoe Postle Associates, Inc. (Scott Wilson RPA). Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study. Zazu is in the enviable position of having a limited number of shares outstanding, no debt, and sufficient funds in the treasury to continue development of the Lik deposit in 2009.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates that predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,

President and COO

For further information, please contact:

Matthew Ford	or	Michael A. Steeves
V.P. of Corporate Development		President & COO
Tel: 210 858-7512		Tel: (604) 878-9298
Email:mford@zazumetals.com		Email: msteeves@zazumetals.com

END